Exhibit 8

Subsidiaries of the Company

Following is a list of subsidiaries of the Company, ownership percentages, and the jurisdictions of incorporation or organization of each as of March 13, 2008. Each subsidiary does business in its own name only.

Subsidiary	Jurisdiction of Incorporation or Organization

MMM Exploraciones S.A. de C.V. (100%)	Mexico
Metallica (Barbados) Inc. (100%)	Barbados
De Re Holdings Inc. (100%) (inactive)	British Virgin Islands
Desarrollos Metallica C.A. (100%) (inactive)	Venezuela
Datawave Sciences Inc. (100%)	British Virgin Islands
Minera Metallica Ltda. (100%)	Chile
Metallica Management Inc. (100%)	Colorado, U.S.A.
Raleigh Mining International Ltd. (100%)	Canada
Minera San Xavier, S.A. de C.V. (100%)	Mexico
Servicios del Plata y Oro, S.A. de C.V. (100%)	Mexico
Great Frontier Resources Inc. (100%)	Canada
Metallica Resources Alaska Inc. (100%)	Alaska, U.S.A.